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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        INTEGRATED SURGICAL SYSTEMS, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   45812Y 10 8
                                 (CUSIP Number)

                            Thomas M. Shoesmith, Esq.
                               Cooley Godward LLP
                   Five Palo Alto Square, 3000 El Camino Real
                             Palo Alto, CA94306-2155
                                 (650) 843-5000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  June 30, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

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                                  SCHEDULE 13D

CUSIP No 45812Y 10 8                                                 Page 2 of 5

1)   NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         a)    Spark 1st Vision, GmbH & Co. KG  ("Reporting Person")

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [X]

                                                                         (b) [ ]

3)   SEC USE ONLY

4)  SOURCE OF FUNDS

        WC


5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) OF SCHEDULE 13D. [ ]

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            Reporting Person is organized under the laws of the Republic of Germany.


                             7)    SOLE VOTING POWER

                                   As of June 30, 1999, Reporting Person held
                                   400,000 shares of Common Stock (representing approximately 4.51% of the 8,873,003 shares of Common Stock of the issuer outstanding as of August 1, 1999) and Warrants to purchase 104,200 shares of Common Stock (representing approximately 1.16% of the shares of Common Stock of the issuer outstanding as of August 1, 1999).

                                   As of December 16, 1999, the 400,000 shares
                                   of Common Stock and Warrants to purchase
                                   104,200 shares of Common Stock held by
                                   Reporting Person together represented less
                                   than 5% of the issuer's outstanding Common
                                   Stock. Reporting Person sold all of its
                                   shares of Common Stock and warrants between
                                   January 1 and February 2, 2000.
NUMBER OF SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING PERSON            8)    SHARED VOTING POWER
WITH

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                                  0

                            9)    SOLE DISPOSITIVE POWER


                                   As of June 30, 1999, Reporting Person held
                                   400,000 shares of Common Stock (representing approximately 4.51% of the 8,873,003 shares of Common Stock of the issuer outstanding as of August 1, 1999) and Warrants to purchase 104,200 shares of Common Stock (representing approximately 1.16% of the shares of Common Stock of the issuer outstanding as of August 1, 1999).

                                   As of December 16, 1999, the 400,000 shares of Common Stock and Warrants to purchase 104,200 shares of Common Stock held by Reporting Person together represented less than 5% of the issuer's outstanding Common Stock. Reporting Person sold all of its shares of Common Stock and warrants between January 1 and February 2, 2000.

                           10)   SHARED DISPOSITIVE POWER

                                    0

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        As of June 30, 1999, Reporting Person holds 400,000 shares of Common Stock, and warrants to purchase 104,200 shares of Common Stock.

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]



13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.67%


14)  TYPE OF REPORTING PERSON

        IV, IA and PN

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                                   Page 3 of 5


Item 1.  Security and Issuer.

This statement relates to shares of Common Stock, $0.01 par value (the "Common Stock"), of Integrated Surgical Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 829 West Stadium Lane, Sacramento, California 95834.

Item 2.  Identity and Background.

         (a) This Statement is filed on behalf of Spark 1st Vision, GmbH & Co. KG (the "Reporting Person").

         (b) The principal occupation and office address of the Reporting Person is Grosse Bockenheimer, Strasse 50, 60313, Frankfurt am Main, Germany.

         (c) The principal occupation of the Reporting Person is venture capital investments and services.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is organized under the laws of the Republic of Germany.

Item 3.   Source and Amount of Funds or Other Consideration.

          Working capital from capital contribution in the partnership.

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                                   Page 4 of 5


Item 4.  Purpose of Transaction

Reporting Person is interested in signing a Master Distribution Agreement with the Issuer and distributing products and services of the Issuer in Europe and the Middle East and Africa, the main markets of the Issuer.

The Reporting Person acquired, and upon exercise of the warrants would acquire, shares of Common Stock for investment purposes only and not with a view to their resale or distribution.

Item 5.  Interest in Securities of the Issuer.

         (a) As of June 30, the Reporting Person beneficially owned 400,000 shares of Common Stock, and warrants to purchase 104,200 shares of Common Stock, together representing approximately 5.67% of the outstanding shares of Common Stock of the Issuer.

         (b) The Reporting Person had sole voting and dispositive power with respect to 400,000 shares of Common Stock.

         (c) The Reporting Person has not, in the past sixty days, engaged in any other transactions involving shares of Common Stock of the Issuer.

         (d) N/A.

         (e) N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             N/A

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                                   Page 5 of 5


Item 7.  Material to be Filed as Exhibits.


                                       N/A



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   May 17, 2000                        /s/ Peter Romanus
                                             -----------------------------------
                                                 Managing Director